UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2004

Commission File Number 001-31586

Minefinders Corporation Ltd.
(Translation of registrant's name into English)

Suite 2288 - 1177 West Hastings Street, Vancouver, BC V6E 2K3, Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F [ ] Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

**MINEFINDERS
CORPORATION LTD.**

Suite 2288-1177 West Hastings St.
Vancouver, B.C. V6E 2K3
Tel. (604) 687-6263

Listed on the TSE symbol: MFL   Fax (604) 687-6267
Listed on AMEX symbol: MFN   website: www.minefinders.com

N E W S   R E L E A S E

June 9, 2004

Minefinders Discovers Silver at Real Viejo, Sonora, Mexico

VANCOUVER, BRITISH COLUMBIA - Minefinders Corporation Ltd. (the "Company") (TSE: MFL / AMEX: MFN), Mark H. Bailey, President and CEO, is pleased to report that significant silver mineralization has been encountered in four of the first five drill holes completed on the Company's 100% owned Real Viejo silver project located in Sonora, Mexico.

In particular, core hole RV-04-4C encountered multiple high-grade drill intercepts, including 634 grams per ton silver over 1.3 meters length (18.5 ounces per ton silver over 4.3 feet) and 516 grams per ton silver over 1.5 meters (15.1 ounces per ton silver over 4.9 feet), within a larger intersection of 27.5 meters averaging 158.7 grams per ton silver from 69.3 to 96.8 meters (4.6 ounces per ton silver over 90.2 feet). A second zone in the same drill hole graded 131.8 grams per ton silver from 16.0 to 28.6 meters (3.85 ounces per ton silver over 41.3 feet).   These initial, wide spaced drill holes confirmed silver mineralization at Real Viejo over a strikelength of more than 400 meters (1300 feet), and indicate near surface, bulk tonnage potential for silver mineralization with accessory amounts of lead (Pb), zinc (Zn), and copper (Cu).

Mineralization at Real Viejo occurs within a large, complex stockwork vein system exposed in outcrop over a width of 300 meters and a length of 600 meters. The strongest silver mineralization, intersected in drill hole RV04-4C, is located more than 380 meters (1,250 feet) east of the silver mineralization encountered in RV04-2C, and is approximately 410 meters (1350 ft) from the mineralization found in RV04-3C.   Drill hole RV04-3C was located approximately 410 meters (1350 ft) to the west of RV04-4C and silver mineralization in this hole was associated with relatively strong zinc anomalies, which may provide an indication of primary zonation within the system. Drill hole RV04-1C was drilled beneath and 90 meters west of the mineralization found within RV04-4C.

Highlights of drilling from the first five core holes are shown below:

Hole ID	Interval (meters)	Length (meters)	Average Ag (gpt)	Average Ag (opt)	Length (feet)
RV04-1C	67.1 to 76.1	9.0	64.0 gpt	1.87 opt	29.5
	includes:	1.5	182.0 gpt	5.31 opt	4.9
RV04-2C	5.0 to 20.3	15.3	45.2 gpt	1.32 opt	50.2
	includes:	1.9 m of stope			
	49.7 to 65.0	15.3	20.0 gpt	0.58 opt	65.6
	77.0 to 86.0	9.0	62.5 gpt	1.83 opt	29.5
RV04-3C	48.0 to 59.0	11.0	12.0 gpt	0.35 opt	36.1
RV04-4C	16.0 - 28.6	12.6	131.8 gpt	3.84 opt	41.2
	includes:	3.1	327.3 gpt	9.56 opt	10.2
	69.3 - 96.8	27.5	158.7 gpt	4.63 opt	90.2
	includes:	3.3	406.1 gpt	11.86 opt	10.8
	and:	12.2	228.7 gpt	6.68 opt	40.0
RV04-5C	no significant mineralization				

The initial drill intercepts indicate a large mineralized system exposed at surface and containing multiple zones of silver mineralization with excellent potential for expansion. Strong base metal anomalies surround the silver zones and are generally consistent from surface to over 100 meters of thickness. Drill hole RV04-5C was the only drill hole that did not intersect significant silver mineralization, as it was drilled primarily within a large diorite plug. This underlying diorite plug and related porphyry and rhyolitic dikes were intruded into volcanic flows and tuffs of the area and are likely related to the mesothermal mineralized system.

The Real Viejo prospect was originally identified by Minefinders geologists during reconnaissance mapping and sampling of the Company's Northern Sonora concessions. Although historic prospecting had occurred in small pits in the area, the deposit was not recognized within any historic literature or maps and had never been drilled. Further exploration on the discovery will be completed in conjunction with exploration activity on the Company's other gold and silver prospects in the area, including the La Bolsa gold deposit, La Dura Silver prospect and the recently-acquired Planchas de Plata silver district, which, historically, produced high-grade silver.

Due to the success of the initial drill program, Minefinders will proceed as soon as possible to a Phase II drill program on the property. The environmental permitting presently in place is sufficient for substantially more drilling than has been completed to date.

Minefinders is also currently conducting drilling programs on the Dolores deposit in Chihuahua, Mexico and the Clear property in Nevada. In addition, a bankable feasibility study is being completed on the proposed open-pit portion of the Dolores gold and silver deposit.

Drill samples, weighing between 10 kg and 20 kg each, were collected and transported from the Real Viejo site for assay by ALS-Chemex Labs of Vancouver, B.C.. Blanks and standards are inserted into the sample stream for quality control and a split of the core is maintained at the Company's Hermosillo warehouse for check assay and metallurgical testing. Diamond drilling was being conducted by Layne de Mexico based in Hermosillo. Mark H. Bailey, MSc., P.Geo., a Qualified Person as defined by National Instrument 43-101, supervised the preparation of the technical information in this release.

MINEFINDERS CORPORATION LTD.

Mark H. Bailey
President and Chief Executive Officer

For further information please visit our website at www.minefinders.com, or contact the Company at
Tel: 1 (866) 687-6263 or Fax: (604) 687-6267.

BRITISH COLUMBIA
ALBERTA
SASKATCHEWAN
MANITOBA
ONTARIO
QUEBEC

BC FORM 53-901F
(Previously Form 27)

MATERIAL CHANGE REPORT

Section 85(1) of the Securities Act (British Columbia) and Section 151 of the Securities Rules (British Columbia), and corresponding provisions of the securities legislation in other Provinces

Item 1. <u>**Reporting Issuer**</u>

Minefinders Corporation Ltd. (the "Company")
2288 - 1177 West Hastings Street
Vancouver, BC V6E 2K3

Item 2. <u>**Date of Material Change**</u>

June 9, 2004 (being the date of the news release).

Item 3. <u>**Press Release**</u>

The Press Release dated June 9, 2004 was forwarded to the Toronto Stock Exchange, the American Stock Exchange, and disseminated via CCN Matthews (Canadian Disclosure and U.S. Timely Network), Canada Stockwatch and Market News.

A copy of the Press Release is attached as Schedule "A".

Item 4. <u>**Summary of Material Change**</u>

The Company announced that significant silver mineralization has been encountered in four of the first five drill holes completed on the Company's 100% owned Real Viejo silver project located in Sonora, Mexico.

Item 5. <u>**Full Description of Material Change**</u>

For a full description of the material change, see Schedule "A".

Item 6. <u>**Reliance on Section 85(2) of the *Securities Act* (British Columbia) and corresponding provisions of the securities legislation in other Provinces**</u>

Not Applicable.

Item 7. <u>**Omitted Information**</u>

Not Applicable.

Item 8.   <u>Senior Officers</u>

The following Senior Officer of the Company is available to answer questions regarding this report:

Mark Bailey
President and Director
2288 - 1177 West Hastings Street
Vancouver, BC V6E 2K3
604.687.6263

Item 9.   <u>Statement of Senior Officer</u>

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, BC, this 9th day of June, 2004.

        MINEFINDERS CORPORATION LTD.

        Per:

        /s/ Paul C. MacNeill
        Paul C. MacNeill
        Director

**MINEFINDERS
CORPORATION LTD.**

Suite 2288-1177 West Hastings St.
Vancouver, B.C. V6E 2K3
Tel. (604) 687-6263

Listed on the TSE symbol: MFL   Fax (604) 687-6267
Listed on AMEX symbol: MFN   website: www.minefinders.com

N E W S   R E L E A S E

June 9, 2004

Minefinders Discovers Silver at Real Viejo, Sonora, Mexico

VANCOUVER, BRITISH COLUMBIA - Minefinders Corporation Ltd. (the "Company") (TSE: MFL / AMEX: MFN), Mark H. Bailey, President and CEO, is pleased to report that significant silver mineralization has been encountered in four of the first five drill holes completed on the Company's 100% owned Real Viejo silver project located in Sonora, Mexico.

In particular, core hole RV-04-4C encountered multiple high-grade drill intercepts, including 634 grams per ton silver over 1.3 meters length (18.5 ounces per ton silver over 4.3 feet) and 516 grams per ton silver over 1.5 meters (15.1 ounces per ton silver over 4.9 feet), within a larger intersection of 27.5 meters averaging 158.7 grams per ton silver from 69.3 to 96.8 meters (4.6 ounces per ton silver over 90.2 feet). A second zone in the same drill hole graded 131.8 grams per ton silver from 16.0 to 28.6 meters (3.85 ounces per ton silver over 41.3 feet).   These initial, wide spaced drill holes confirmed silver mineralization at Real Viejo over a strikelength of more than 400 meters (1300 feet), and indicate near surface, bulk tonnage potential for silver mineralization with accessory amounts of lead (Pb), zinc (Zn), and copper (Cu).

Mineralization at Real Viejo occurs within a large, complex stockwork vein system exposed in outcrop over a width of 300 meters and a length of 600 meters. The strongest silver mineralization, intersected in drill hole RV04-4C, is located more than 380 meters (1,250 feet) east of the silver mineralization encountered in RV04-2C, and is approximately 410 meters (1350 ft) from the mineralization found in RV04-3C.   Drill hole RV04-3C was located approximately 410 meters (1350 ft) to the west of RV04-4C and silver mineralization in this hole was associated with relatively strong zinc anomalies, which may provide an indication of primary zonation within the system. Drill hole RV04-1C was drilled beneath and 90 meters west of the mineralization found within RV04-4C.

Highlights of drilling from the first five core holes are shown below:

Hole ID	Interval (meters)	Length (meters)	Average Ag (gpt)	Average Ag (opt)	Length (feet)
RV04-1C	67.1 to 76.1	9.0	64.0 gpt	1.87 opt	29.5
	includes:	1.5	182.0 gpt	5.31 opt	4.9
RV04-2C	5.0 to 20.3	15.3	45.2 gpt	1.32 opt	50.2
	includes:	1.9 m of stope			
	49.7 to 65.0	15.3	20.0 gpt	0.58 opt	65.6
	77.0 to 86.0	9.0	62.5 gpt	1.83 opt	29.5
RV04-3C	48.0 to 59.0	11.0	12.0 gpt	0.35 opt	36.1
RV04-4C	16.0 - 28.6	12.6	131.8 gpt	3.84 opt	41.2
	includes:	3.1	327.3 gpt	9.56 opt	10.2
	69.3 - 96.8	27.5	158.7 gpt	4.63 opt	90.2
	includes:	3.3	406.1 gpt	11.86 opt	10.8
	and:	12.2	228.7 gpt	6.68 opt	40.0
RV04-5C	no significant mineralization				

The initial drill intercepts indicate a large mineralized system exposed at surface and containing multiple zones of silver mineralization with excellent potential for expansion. Strong base metal anomalies surround the silver zones and are generally consistent from surface to over 100 meters of thickness. Drill hole RV04-5C was the only drill hole that did not intersect significant silver mineralization, as it was drilled primarily within a large diorite plug. This underlying diorite plug and related porphyry and rhyolitic dikes were intruded into volcanic flows and tuffs of the area and are likely related to the mesothermal mineralized system.

The Real Viejo prospect was originally identified by Minefinders geologists during reconnaissance mapping and sampling of the Company's Northern Sonora concessions. Although historic prospecting had occurred in small pits in the area, the deposit was not recognized within any historic literature or maps and had never been drilled. Further exploration on the discovery will be completed in conjunction with exploration activity on the Company's other gold and silver prospects in the area, including the La Bolsa gold deposit, La Dura Silver prospect and the recently-acquired Planchas de Plata silver district, which, historically, produced high-grade silver.

Due to the success of the initial drill program, Minefinders will proceed as soon as possible to a Phase II drill program on the property.   The environmental permitting presently in place is sufficient for substantially more drilling than has been completed to date.

Minefinders is also currently conducting drilling programs on the Dolores deposit in Chihuahua, Mexico and the Clear property in Nevada. In addition, a bankable feasibility study is being completed on the proposed open-pit portion of the Dolores gold and silver deposit.

Drill samples, weighing between 10 kg and 20 kg each, were collected and transported from the Real Viejo site for assay by ALS-Chemex Labs of Vancouver, B.C.. Blanks and standards are inserted into the sample stream for quality control and a split of the core is maintained at the Company's Hermosillo warehouse for check assay and metallurgical testing. Diamond drilling was being conducted by Layne de Mexico based in Hermosillo. Mark H. Bailey, MSc., P.Geo., a Qualified Person as defined by National Instrument 43-101, supervised the preparation of the technical information in this release.

MINEFINDERS CORPORATION LTD.

Mark H. Bailey
President and Chief Executive Officer

For further information please visit our website at www.minefinders.com, or contact the Company at
Tel: 1 (866) 687-6263 or Fax: (604) 687-6267.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Minefinders Corporation Ltd.

(Registrant)

Date   June 9, 2004

By: */s/ Paul C. MacNeill*

Paul C. MacNeill, Director

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